Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Entegris, Inc.:

We consent to the use of our report dated March 2, 2009, with respect to the consolidated balance sheets of Entegris, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations , stockholders’ equity, cash flows and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated herein by reference and to the reference to our firm under the heading “Experts” in this Form S-3 registration statement.

Our report dated March 2, 2009, on the effectiveness of internal control over financial reporting as of December 31, 2008, contains an explanatory paragraph that states the scope of management’s assessment of internal control over financial reporting as of December 31, 2008 includes all of the subsidiaries of Entegris, Inc. except for Poco Graphite, Inc., which was acquired on August 11, 2008. The consolidated net sales of Entegris, Inc. and subsidiaries for the year ended December 31, 2008 were $555 million of which Poco Graphite, Inc. represented $23 million. The consolidated total assets of Entegris, Inc. and subsidiaries as of December 31, 2008 were $598 million of which Poco Graphite, Inc. represented $113 million. Our audit of internal control over financial reporting of Entegris, Inc. also excluded an evaluation of the internal control over financial reporting of Poco Graphite, Inc.

Our report refers to the adoption of the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109” as of January 1, 2007 and the adoption of the provisions of Financial Accounting Standards Board Statement No. 157, “Fair Value Measurements” as of January 1, 2008.

/s/ KPMG LLP

Minneapolis, Minnesota

June 24, 2009